FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Translation of letter to the Buenos Aires Stock Exchange dated July 26, 2012

Item 1

TRANSLATION

Autonomous City of Buenos Aires, July 26, 2012

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: Financial Statements as of 03/31/2012

In order to fulfill the requirements of Article No. 63 of the Buenos Aires Stock Exchange Rules, we inform you that the Company’s Board of Directors approved, at its meeting held on July 26, 2012, the consolidated financial statements for the three-month period ended March 31, 2012. Relevant information of such financials statements of YPF S.A. follows:

1) Statement of Income (1) (in millions of pesos)

Attributable to shareholders of the Company	1,294
Attributable to minority interests	-
Net income for the period	1,294

2) Other comprehensive income (1) (in millions of pesos)
Attributable to shareholders of the Company	668
Attributable to minority interests	-
Total Other comprehensive income	668

3) Comprehensive Income (1) (in millions of pesos)

Attributable to shareholders of the Company	1,962
Attributable to minority interests	-
Total comprehensive income	1,962

4) Detail of Shareholders’ Equity as of 03/31/2012 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed capital	3,933
Adjustment to contributions	6,101
Issuance premiums	640
Total Shareholders’ contributions		10,674
Legal reserve		2,007
Reserve for future dividends		1,057
Other comprehensive income		2,532
Retained earning		9,112
Subtotal Shareholders’ Equity		25,382
Minority interests		-
Total Shareholders’ Equity		25,382
 (1) Amounts in accordance with IFRS

TRANSLATION

Subsection o)-Shares owned by the parent group

As of March 31, 2012 the parent group of the Company owned 225,890,313 class D shares, which represented 57.43% of the capital stock.

Law No. 26741, enacted on May 4, 2012, has changed the Company’s shareholder structure. The mentioned law declared of public interest and subject to the expropriation 51% of the equity of YPF S.A. represented by an identical stake of class D shares of the Company owned by Repsol YPF S.A., its controlled or controlling entities. The expropriated shares will be assigned as follows: 51% to the Federal Government and 49% to certain Argentine provinces.

As of the date hereof, the total shares for which the Federal Government exercises all political rights and which represents 51% of the equity of YPF S.A. amounts to 200,590,525 shares, which include 200,589,525 class D shares of Repsol YPF S.A. which are subject to expropriation and 1,000 class A shares.

Subsection p)-Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

Subsection q) Parent shareholder of the company:

As of March 31, 2012, Repsol YPF S.A. with legal domicile at Paseo de la Castellana 278, 28046 Madrid, Spain, was the controlling shareholder of the Company.

As described previously in item o), as of the date hereof the Federal Government, with legal domicile at Hipólito Yrigoyen 250, exercises all political rights inherent to the shares representing 51% of the equity of YPF S.A.

Gabriel E. Abalos
Market relations officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: July 26, 2012	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer